SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  August 31st, 2011

FOR IMMEDIATE RELEASE

NEWS RELEASE

SILICOM ANNOUNCES MAJOR DESIGN WIN
FOR SECURITY APPLIANCES OF TIER 1
FORTUNE 100 SERVER MANUFACTURER

– Revenues From This Design Win Expected to Reach $1M/Year;
Relationship Offers Significant Potential for Additional Wins –

KFAR SAVA, Israel—August 31, 2011--Silicom Ltd. (NASDAQ and TASE: SILC) today announced a significant Design Win with the security services subsidiary of one of the world’s largest server manufacturers, a Fortune 100 company. This Design Win for Silicom’s Ethernet multi-port server adapters has already started generating firm orders, and is expected to contribute revenues that will ramp up to approximately $1 million per year.

In parallel, the customer has begun evaluating additional Silicom products, including 10Gbps cards, “intelligent” products and SETAC-based solutions. These activities, coupled with the sheer size of this customer, lead Silicom to believe that the relationship represents the potential for a continuous strong flow of additional Design Wins in the future.

“We are very excited to announce this strategic Design Win, which positions Silicom as a strategic supplier to one of the server industry’s top-tier players,” commented Shaike Orbach, Silicom’s President and CEO. “Our success with this customer demonstrates the winning power of our differentiated positioning, including unique technology and products, super-responsive customization and support capabilities, and an unmatched understanding of the market’s true needs. Our continuous investment in these capabilities has built Silicom into the clear leader of the connectivity industry with a super-strong platform for future growth and achievements.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com